UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13E-3
              Rule 13e-3 Transaction Statement under Section 13(e)
                     of the Securities Exchange Act of 1934


                               TCI Solutions, Inc.
 -------------------------------------------------------------------------------
                              (Name of the Issuer)

                               TCI Solutions, Inc.
                                  Retalix Ltd.
                                    RTLX LLC
                                Survivor RTLX LLC
                              Retalix Holdings Inc.
 -------------------------------------------------------------------------------
                       (Names of Persons Filing Statement)

                         Common Stock, $0.001 Par Value
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   87229R 10 2
 -------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)
                                                      Barry Shaked
                                            President, Chief Executive Officer,
                                                 and Chairman of the Board
         Stephen P. DeSantis                          Retalix Ltd.
Chief Financial Officer and Secretary                   RTLX LLC
         TCI Solutions, Inc.                        Survivor RTLX LLC
        17752 Skypark Circle                      Retalix Holdings Inc.
      Irvine, California 92614           10 Zarhin Street, Raanana 43000, ISRAEL
      Telephone: (949) 476-1122                Telephone: (972) 9-776-6677
--------------------------------------------------------------------------------
      (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

                                 With Copies To:
      Michael G. McKinnon, Esq.                         Harvey E. Bines, Esq.
Paul, Hastings, Janofsky & Walker LLP                 Sullivan & Worcester LLP
  695 Town Center Drive, 17th Floor                    One Post Office Square
  Costa Mesa, California 92626-1924                  Boston, Massachusetts 02109
      Telephone: (714) 668-6200                       Telephone: (617) 338-2800
--------------------------------------------------------------------------------

This statement is filed in connection with (check the appropriate box):

a.  |X|   The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.  |_|   The filing of a registration statement under the Securities Act of
          1933.

c.  |_|   A tender offer.

d.  |_|   None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |X|

                            Calculation of Filing Fee
================================================================================
            Transaction valuation*                    Amount of filing fee
--------------------------------------------------------------------------------
                 $2,570,941.41                              $514.19
================================================================================
* Based upon maximum proposed number of shares to be cashed out in the merger of 12,825,459 shares of common stock at $0.132 per share, 31,073 shares of Series A Preferred Stock at $0.8409 per share and 1,124,154 shares of Series B Preferred Stock at $0.7573 per share.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid:    $514.19
                               --------------------------------
    Form or Registration No.:  Schedule 14A
                               --------------------------------
    Filing Party:   TCI Solutions, Inc.
                    -------------------------------------------
    Date Filed:    April 25, 2005
                   --------------------------------------------

                                  INTRODUCTION

     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by TCI Solutions, Inc., a Delaware corporation ("TCI Solutions" or the "Company"), Retalix Ltd. ("Retalix"), an Israeli company, Retalix Holdings Inc., a Delaware corporation and wholly-owned subsidiary of Retalix, and RTLX LLC and Survivor RTLX LLC, each a Delaware limited liability company of which Retalix Holdings Inc. is the sole member, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") and Rule 13e-3 thereunder in connection with the Agreement and Plan of Merger dated as of April 1, 2005 (the "Merger Agreement"), by and among Retalix, the Company, Retalix Holdings Inc., RTLX LLC and Survivor RTLX LLC. A copy of the Merger Agreement is attached as Appendix A to a proxy statement on Schedule 14A filed by the Company concurrently with this Schedule 13E-3. In this Schedule 13E-3 we will refer to the proxy statement, including all of its appendices and schedules, as the "proxy statement."

     Concurrently with the filing of this Schedule 13E-3, the Company is filing the proxy statement with the Securities and Exchange Commission (the "SEC") under Regulation 14A of the Exchange Act. The proxy statement contains important information about the special meeting of stockholders of TCI Solutions at which the stockholders will consider and vote upon a proposal to approve and adopt the Merger Agreement. The information contained in the proxy statement, including all appendices and schedules, is expressly incorporated in this Schedule 13e-3 in its entirety by this reference and the responses to each item in this
Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and its appendices and schedules.

     As of today, the proxy statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect any completion or amendment of the preliminary proxy statement. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the proxy statement. All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

     All information contained in this Schedule 13E-3 concerning the Company has been supplied by the Company and Retalix.

ITEM 1.     SUMMARY TERM SHEET.

Regulation M-A, Item 1001

The information set forth in the proxy statement under "SUMMARY TERM SHEET" is incorporated herein by reference.

ITEM 2.     SUBJECT COMPANY INFORMATION.

Regulation M-A, Item 1002

(a). The name of the Company is TCI Solutions, Inc. The principal executive offices of the Company are located at 17752 Skypark Circle, Suite 160, Irvine, California 92614. The Company's phone number is (949) 476-1122.

(b). The information set forth in the proxy statement under "THE MERGER - Voting Rights; Quorum; Vote Required For Approval" is incorporated herein by reference.

(c).     There is no established trading market for the Company's securities.

(d). The Company has not declared or paid any dividends on its common stock in the last two fiscal years. If the merger is completed as contemplated in the Merger Agreement, the separate corporate existence of TCI Solutions will cease, and the Company will be wound up and no dividends will be paid on our common stock.

(e). The Company has made no underwritten public offering of its common stock for cash during the past three years that was registered under the Securities Act of 1933, as amended, or exempt from registration pursuant to Regulation A thereunder.

(f). Except as set forth in the proxy statement, the filing persons did not purchase any subject securities during the past two years.

ITEM 3.     IDENTITY AND BACKGROUND OF FILING PERSONS.

Regulation M-A, Item 1003

(a). The information set forth in the proxy statement under "SUMMARY TERM SHEET;" "INFORMATION ABOUT TCI" and "INFORMATION ABOUT RETALIX" is incorporated herein by reference.

(b). The information set forth in the proxy statement under "INFORMATION ABOUT TCI" and "INFORMATION ABOUT RETALIX" is incorporated herein by reference.

(c). The information set forth in Schedule I of the proxy statement under "INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS OF TCI AND RETALIX" and "OTHER MATTERS - Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

ITEM 4.     TERMS OF THE TRANSACTION.

Regulation M-A, Item 1004

(a),(c)-(e) The information set forth in the proxy statement under "SUMMARY TERM SHEET;" "SPECIAL FACTORS;" "THE MERGER;" and "THE MERGER AGREEMENT" is incorporated herein by reference.

(f).     Not applicable.

ITEM 5.     PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Regulation M-A, Item 1005

(a)-(c). The information set forth in the proxy statement under "SPECIAL FACTORS --Background of the Merger" is incorporated herein by reference.

         On October 27, 2004 the Company filed a Tender Offer Statement on Schedule TO (the "Schedule TO") with the SEC to initiate an offer (the "Tender Offer") by the Company to acquire all options held by certain of the Company's directors and employees under the Company's 1993 Equity Incentive Plan, 1993 Non-Employee Directors' Stock Option Plan, 2001 Equity Incentive Plan and 2001 Non-Employee Directors' Stock Option Plan to purchase shares of the Company's common stock in exchange for new options to purchase the common stock to be granted under the 2001 Equity Incentive Plan and 2001 Non-Employee Directors' Stock Option Plan, upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal attached to the Schedule TO as Exhibit (a)(2). The information set forth in the Schedule TO, including all annexes, is hereby expressly incorporated by reference in its entirety into this
         Schedule 13E-3 and the responses in this Schedule 13E-3 in respect of the Tender Offer are qualified in their entirety by reference to the information contained in the Schedule TO and its annexes.

(e). The information set forth in the proxy statement under "THE MERGER" and "THE MERGER AGREEMENT" is incorporated herein by reference.

ITEM 6.     PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Regulation M-A, Item 1006

(b).     The securities acquired in the transaction will be cancelled.

(c). The information set forth in the proxy statement under "SPECIAL FACTORS--Position of Retalix as to the Purposes, Alternatives, Reasons and Effects of the Merger - Effects" and "SPECIAL FACTORS--Retalix's Plans for TCI" is incorporated herein by reference.

ITEM 7.     PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

Regulation M-A, Item 1013

(a) - (d). The information set forth in the proxy statement under "SPECIAL
           FACTORS" and "THE MERGER" is incorporated herein by reference.

ITEM 8.     FAIRNESS OF THE GOING PRIVATE TRANSACTION.

Regulation M-A, Item 1014

(a)-(d). The information set forth in the proxy statement under "SPECIAL FACTORS" is incorporated herein by reference.

(e). The Rule 13e-3 transaction was unanimously approved by a majority of the directors of the Company who are not employees of the Company.

(f).     Not applicable.

ITEM 9.     REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

Regulation M-A, Item 1015

(a)-(b). The information set forth in the proxy statement under "SPECIAL FACTORS" is incorporated herein by reference.

(c). The information set forth in the proxy statement under "SPECIAL FACTORS" and the opinion of The Mentor Group, Inc. attached as Appendix C to the proxy statement are incorporated herein by reference.

ITEM 10.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Regulation M-A, Item 1007

(a) The information set forth in the proxy statement under "SUMMARY TERM SHEET - How will Retalix finance the merger?" is incorporated herein by reference.

(b).     None.

(c). The information set forth in the proxy statement under "THE MERGER--Estimated Fees and Expenses of the Merger" is incorporated herein by reference.

(d).     Not applicable.

ITEM 11.    INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

Regulation M-A, Item 1008

(a). The information set forth in the proxy statement under "OTHER MATTERS--Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

(b). The information set forth in the proxy statement under "SPECIAL FACTORS," "THE MERGER" and OTHER MATTERS--Purchases by TCI and its Directors and Executive Officers and by Retalix and its Directors and Executive Officers" is incorporated herein by reference.

ITEM 12.    THE SOLICITATION OR RECOMMENDATION.

Regulation M-A, Item 1012

(d)-(e).The information set forth in the proxy statement under "THE MERGER" is incorporated herein by reference.

ITEM 13.    FINANCIAL STATEMENTS.

Regulation M-A, Item 1010

(a). The information attached to the proxy statement as Appendix E and the information set forth in the proxy statement under "TCI SOLUTIONS, INC., SELECTED FINANCIAL AND OPERATING DATA" and "TCI SOLUTIONS, INC. PROJECTED FINANCIAL INFORMATION," is incorporated herein by reference.

(b). Not applicable. TCI Solutions will cease to exist as a separate company following the mergers contemplated by the Merger Agreement.

ITEM 14.    PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Regulation M-A, Item 1009

(a)-(b). The information set forth in the proxy statement under "THE MERGER" is incorporated herein by reference.

ITEM 15.    ADDITIONAL INFORMATION.

Regulation M-A, Item 1011

(b) The information contained in the proxy statement, including all appendices attached thereto, is incorporated herein by reference.

ITEM 16.    EXHIBITS.

Regulation M-A, Item 1016

(a). The information contained in the proxy statement, including all appendices thereto, is incorporated herein by reference.

(b).     Not applicable.

(c). Opinion of The Mentor Group, Inc. (incorporated by reference to Appendix C of the proxy statement).

(d)(1). Agreement and Plan of Merger dated as of April 1, 2005, by and between the Company, Retalix Ltd., Retalix Holdings Inc., Survivor RTLX LLC and RTLX LLC (incorporated herein by reference to Appendix A to the Company's proxy statement).

(d)(2). Stock Purchase Agreement dated as of April 1, 2005, by and among the Company, Retalix Ltd., Retalix Holdings Inc. and certain stockholders of the Company listed on the signature pages thereto (incorporated herein by reference to Appendix B to the proxy statement).

(f). Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix D to the Company's proxy statement).

(g).     Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  April 22, 2005

                       RETALIX LTD.

                       By:   /s/ Barry Shaked
                            --------------------------------------------------
                                Name:   Barry Shaked
                                       ---------------------------------------
                                Title:  President and Chief Executive Officer
                                        --------------------------------------



                       RETALIX HOLDINGS INC.

                       By:   /s/ Barry Shaked
                            --------------------------------------------------
                                Name:   Barry Shaked
                                       ---------------------------------------
                                Title:  President and Chief Executive Officer
                                        --------------------------------------



                       RETALIX LLC

                       By:   /s/ Barry Shaked
                            --------------------------------------------------
                                Name:   Barry Shaked
                                       ---------------------------------------
                                Title:  President and Chief Executive Officer
                                        --------------------------------------



                       SURVIVOR RTLX LLC

                       By:   /s/ Barry Shaked
                            --------------------------------------------------
                                Name:   Barry Shaked
                                       ---------------------------------------
                                Title:  President and Chief Executive Officer
                                        --------------------------------------



                       TCI SOLUTIONS, INC..

                       By:    /s/ Stephen P. DeSantis
                            --------------------------------------------------
                                Stephen P. DeSantis
                                Chief Financial Officer and Secretary

                                  EXHIBIT INDEX

EXHIBIT NUMBER AND DESCRIPTION

(a). The information contained in the proxy statement on Schedule 14A, as filed by the Company with the SEC on April 25, 2005, including all appendices thereto, is incorporated herein by reference.

(c). Opinion of The Mentor Group, Inc. (incorporated by reference to Appendix C of the Company's proxy statement on Schedule 14A filed with the SEC on April 25, 2005).

(d)(1). Agreement and Plan of Merger dated as of April 1, 2005, by and between the Company, Retalix Ltd., Retalix Holdings Inc., Survivor RTLX LLC and RTLX LLC (incorporated herein by reference to Appendix A to the Company's proxy statement on Schedule 14A filed with the SEC on April 25, 2005).

(d)(2). Stock Purchase Agreement dated as of April 1, 2005, by and among the Company, Retalix Ltd., Retalix Holdings Inc. and certain stockholders of the Company listed on the signature pages thereto (incorporated herein by reference to Appendix B to the Company's proxy statement on
         Schedule 14A filed with the SEC on April 25, 2005).

(f). Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix D to the Company's proxy statement on
         Schedule 14A filed with the SEC on April 25, 2005).